FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2008
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 - 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

WEX PHARMACEUTICALS INC.
Report of Voting Results
(Section 11.3 of National Instrument 51-102)
In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders of WEX Pharmaceuticals Inc. (the “Corporation”) held on September 24, 2008 in Vancouver, British Columbia (the “Meeting”).
1.	Number of Directors

A resolution fixing the number of directors at seven for the ensuing year was approved by a vote by way of a show of hands.

2.	Election of Directors

A resolution electing five of the seven directors for the Corporation, Guang (Michael) Luan, Simon Anderson, Tom Du, John W. Sibert, III and Kenneth M. Strong, for a term lasting until the close of the next annual general meeting of shareholders (or until their successors are elected or appointed, unless they otherwise cease to hold office), was approved by a vote by way of show of hands.

The two remaining directors, Alan Yu and Victor Tong were appointed following the Meeting by the holder the Class A share.

3.	Appointment of Auditors

A resolution appointing Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year in place of Manning Elliot who resigned as the auditor for the Corporation in August was approved by a vote by way of show of hands.

4.	Auditors’ Remuneration

A resolution that the board of directors of the Corporation be authorized to fix the remuneration to be paid to the auditors of the Corporation was approved by a vote by way of a show of hands.
For additional information, please see the Corporation’s management information circular dated August 15, 2008 filed in connection with the Meeting.
DATED at Vancouver, BC, as of September 24, 2008.

WEX PHARMACEUTICALS INC.
"Peter H. Stafford"
Name:	Peter H. Stafford
Office: Corporate Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 9, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer